July 19, 2006

VIA EDGAR, FACSIMILE AND COURIER

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jeffrey B. Werbitt, Esq.

Re:	SumTotal Systems, Inc.
Registration Statement on Form S-3 filed on June 1, 2006 (Reg. No. 333-134645)
Form 10-K for the year ended December 31, 2005 filed March 28, 2006
File No. 0-50640

Ladies and Gentlemen:

On behalf of SumTotal Systems, Inc., a Delaware corporation (the “Company”), we respectfully submit this letter in response to the letter dated June 28, 2006 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s Registration Statement on Form S-3 filed on June 1, 2006 (the “Registration Statement”) and the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 28, 2006 (the “10-K”) filed with the Commission on September 12, 2005, as amended on October 31, 2005.

In this letter, we have recited the comments set forth in the Comment Letter in italicized, bold type and have followed the comment with the Company’s response thereto.

Form S-3

General

1.	Your exhibit list omits a reference to a legality opinion. An executed legality opinion must be filed with a pre-effective amendment, and that document may be evaluated by the staff when it is provided.

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July 19, 2006

At the request of the Staff, we have included the opinion of Wilson Sonsini Goodrich & Rosati as Exhibit 5.1 to the Registration Statement.

Form 10-K for the year ended December 31, 2005

Item 9A. Controls and Procedures, page 100

2.	We note that your “disclosure controls and procedures are designed to ensure that information required to be disclosed by [SumTotal] in the reports that [it] file[s] or submit[s] under the Exchange Act is recorded, processed, summarized and reported accurately and on a timely basis.” However, Item 307 requires that your Chief Executive Officer and Chief Financial Officer evaluate the effectiveness of your disclosure controls and procedures as defined by paragraph (e) of 13a-15 or 15d-15. In this regard, your text suggests that the disclosure controls and procedures that were evaluated by your Chief Executive Officer and Interim Financial Officer were narrower than the disclosure controls and procedures defined by paragraph (e) of rules 13a-15 and 15d-l5. Accordingly, revise your disclosure to conform precisely with the definition set forth by paragraph (e) of 13a-15 or 15d-15, or otherwise explain why your Chief Executive Officer and Chief Financial Officer have evaluated the company’s disclosure controls and procedures pursuant to a different definition.

The Company respectfully advises the Staff that the Company’s disclosure controls and procedures were assessed based upon the full definition contained in Rule 13a-15(e). Accordingly, in future reports, the Company’s disclosure will also expressly provide that the Company’s certifying officers evaluated the Company’s disclosure controls and procedures to determine if they are effective in ensuring that information required to be disclosed in the reports the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

3.	You disclose on page 100 that SumTotal’s disclosure controls and procedures were not effective “because of the material weaknesses discussed below.” Please clarify whether you are referring to the same three material weaknesses described under SumTotal’s internal control over financial reporting.

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July 19, 2006

The Company respectfully advises the Staff that “the material weaknesses discussed below” were the same three material weaknesses described under Management’s Report on Internal Control Over Financial Reporting in the 10-K.

4.	Please revise to disclose who discovered the material weaknesses to your disclosure controls and procedures, when the material weaknesses occurred, when the material weaknesses were discovered and the circumstances that led to the discovery of the material weaknesses. Also, please expand your disclosure to discuss any impact these material weaknesses have had on your financial statements and any restatements that have occurred as a result. You should similarly revise your periodic report for the period ended March 31, 2006.

The Company respectfully advises the Staff that management determined the Company’s disclosure controls and procedures were ineffective solely due to the material weaknesses in internal control over financial reporting described in Item 9A(b) of the 10-K. Accordingly, the Company supplementally advises the Staff that management discovered the material weaknesses relating to “Inadequate reviews of account reconciliations, analyses and journal entries as well as spreadsheet controls” and “Inadequate controls over revenue” during its testing and evaluation of internal controls over financial reporting as of December 31, 2004. This review occurred during the period from May 2004 through July 2005. Management further determined that the material weaknesses still existed as of December 31, 2005 during management’s testing and evaluation of internal control over financial reporting that occurred during the period from August 2005 through March 2006.

The material weakness related to “Inadequate controls over integration of business acquired” was discovered by the Company’s independent registered public accounting firm during its audit of the financial statements and internal control over financial reporting for the fiscal year ended December 31, 2005. The Company determined that not all of the accounting policies of the acquired business had been conformed to the Company’s accounting policies as of December 31, 2005. The acquisition closed in October of 2005.

The Company supplementally advises the Staff that the material weaknesses have had no material impact on the Company’s financial statements and there have been no restatements as a result of the material weaknesses. Therefore, the

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July 19, 2006

Company does not believe that amending the 10-K for fiscal year 2005 and the 10-Q for the quarter ended March 31, 2006 is necessary for the protection of investors. However, in future filings, the Company will include this additional detail, if applicable.

5.	You disclose several initiatives to improve the internal control structure of your company. Please revise to clarify whether these initiatives were also implemented to address the material weaknesses in your disclosure controls and procedures. Also, expand your disclosure to describe more precisely each initiative that you disclose. For example, disclose how SumTotal strengthened internal control over financial reporting throughout its management structure and describe the procedures that were implemented surrounding its access controls and segregation of duties between key IT functions. Further, elaborate on the time frame in which these initiatives and procedures will be implemented. In this regard, we note that you plan to have your “overall program” implemented by December 31, 2006. Your disclosure should also identify the party or parties responsible for creating and implementing the referenced initiatives. For example, was your audit committee involved in establishing the formal procedures? If so, explain the audit committees’ role.

As of the date hereof, the Company supplementally advises the Staff that the following initiatives disclosed in the 10-K were implemented in fiscal year 2005 to both address the material weaknesses as of December 31, 2004 and to generally improve the Company’s internal control over financial reporting. In addition, the Company supplementally advises the Staff that:

With respect to Company level controls, the Company:

•	strengthened its internal control over financial reporting throughout its management structure. This included adding additional members to its disclosure committee, increasing the time spent by the executive staff in reviewing and discussing the Company’s periodic filings and convening more frequent audit committee meetings. All of these changes were initiated to provide for a more robust review and analysis of the Company’s periodic filings;

•	hired additional finance and accounting personnel with expertise in U.S. generally accepted accounting principles, including two senior financial

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July 19, 2006

positions – one in Europe and one in the U.S., upgrading and adding staff to the accounting function at the manager and accountant level and engaged three experienced consultants to provide additional technical expertise as needed;

•	strengthened its risk assessment controls, including mechanisms for anticipating and identifying financial reporting risks and for reacting to changes in the operating environment that could have a material effect on financial reporting. A large part of the additional time spent by executive management and the audit committee was focused on risk assessment and in particular in reviewing the risk factors disclosed in the Company’s periodic filings;

•	communicated the importance of internal controls and employee duties and responsibilities. The Company held internal training sessions with employees and discussed internal controls at company-wide employee meetings; and

•	implemented procedures surrounding its access controls and segregation of duties between key IT functions. This included segregating the roles of system administrators and users, restricting access to individual modules within the accounting function to those individuals who require access, and in the IT function, segregating duties between network and application administrators, restricting the access, implementing peer reviews, and requiring additional approvals for changes to applications and related databases.

With respect to segregation of duties, the Company implemented procedures and controls surrounding segregation of duties within its purchasing, disbursement and payroll processes and accounting system. This included the development of a segregation of duties matrix, reassignment of certain duties where the analysis indicated that there was not adequate segregation of duties and restriction of access to certain accounting modules. In addition, the Company performed an analysis of customer and vendor accounts to ensure their validity.

With respect to financial statement preparation and review procedures, the Company strengthened procedures surrounding the level of supporting documentation, review and supervision within the accounting and finance departments and preparation and review of footnote disclosures. All reviews are fully documented.

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July 19, 2006

With respect to purchases, payroll and disbursements, the Company:

•	strengthened controls and approvals surrounding wire transfers and transfers between investment accounts and the payment of invoices. This included adding a requirement for a second approver on all wire transfers and more rigorous enforcement of the authority levels for approving invoices;

•	enhanced policies surrounding purchase orders. In particular, the Company enforced its policy that requires initiation of a purchase order before vendors are engaged to provide goods and services and further clarified which types of expenses could be paid without a purchase order;

•	improved the review process of employee expense reports to ensure that approval of exceptions to the policy were properly documented; and

•	improved the procedures surrounding the review and approval of commission payments to provide a more detailed review of the calculations as well as to ensure the commission payments were properly documented.

With respect to accounting for investments, the Company strengthened its policies and procedures regarding the review of investments managed by a third party. In particular, the Company ensured that there was a formal review of compliance with the company’s investment policy and a review to ensure the correct classification of the investments on the balance sheet.

The aforementioned initiatives were developed by management in consultation with the audit committee which reviewed the plans. Responsibility for implementing the improved procedures was delegated by the Company’s Audit Committee to the Chief Financial Officer who was responsible for assigning actions to appropriate personnel within the accounting and IT functions.

As of the date hereof, the Company supplementally advises the Staff that the Company’s management believes that it has developed and implemented the requisite initiatives to remediate all previously identified material weaknesses, but they remain subject to testing. Management intends to test and evaluate the controls through the remainder of the year to enable management to make a conclusion as of December 31, 2006 as to whether the initiatives were in fact effective in remediating the material weaknessess. The Company does not believe that amending the 10-K to elaborate on the initiatives implemented by the

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Company is necessary for the protection of investors, since the Company does not believe that the additional data is material. The Company will, however, include this additional detail in its future periodic filings, if applicable.

6.	We refer you to the immediately preceding comment. We note your disclosure on page 104 that you believe that a number of deficiencies noted have been remediated through controls implemented, but that a period of testing is required to ensure that this has in fact taken place. Please expand your disclosure to identify which deficiencies management believes it has already addressed and which deficiencies it was continuing to eliminate as of the period ended December 31, 2005.

As of the period ended December 31, 2005, management believed, as it disclosed in the Company’s 10-K, that it had three material control weaknesses as identified above. As of the date hereof, the Company supplementally advises the Staff that management believes that it has developed and implemented the requisite initiatives to remediate these material weaknesses, but they remain subject to testing as described above.

7.	We reference the risk factor located in your Forms S-3 and 10-K that “[y]our internal controls and procedures may not be adequate to prevent or detect misstatements or errors.” Please revise this risk factor in both filings to specifically disclose the fact that your disclosure controls and procedures and internal control over financial reporting are not effective and the resulting risks to investors. In particular, this risk factor should clearly alert investors to your ineffective disclosure controls and internal control over financial reporting for the fiscal year ended December 31, 2004, as well as the periods ended March 31, 2005, June 30, 2005, September 30, 2005 and March 31, 2006. Also, the risk factor should disclose all material risks resulting from these circumstances, including the risk to SumTotal if it is unable to adequately correct the material weaknesses in its disclosure controls and procedures and its internal control over financial reporting. Alternatively, if you have determined that a revision to your current risk factor is unnecessary, supplementally advise of the basis for your conclusion.

The Company respectfully advises the Staff that it intends to revise the aforementioned risk factor in the Registration Statement as set forth below. The Company also proposes to

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include the risk factor, as revised, in its quarterly report for the quarter ended June 30, 2006.

Our internal control over financial reporting and disclosure controls and procedures may not be adequate to prevent or detect misstatements or errors.

For the fiscal years ended December 31, 2004 and 2005, management has concluded that our internal control over financial reporting and disclosure controls and procedures have been ineffective due to material weaknesses in our internal control over financial reporting. While we continue to take steps to remediate material weaknesses and test the adequacy of our initiatives to remediate these material weaknesses, we cannot assure you that our efforts will be successful or that additional material weaknesses will not be found. If we are not successful in remediating these material weaknesses or if other material weaknesses are found, we cannot assure you that our financial statements will be error free. If errors are found in the financial statements that we file with the Securities and Exchange Commission, we may be required to restate those financial statements, which could result in a loss of investor confidence in us, cause our stock price to decline and subject us to costly litigation.

A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our management does not expect that our internal controls and procedures will prevent all errors and all fraud because, in addition to resource constraints, there are inherent limitations of all control systems, including the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls and procedures can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of a control or procedure. The design of any system of controls and procedures is also based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a control system, misstatements due to error or fraud may occur and not be detected. In such event, we may not be able to recognize revenue we expected to recognize; we may not be able to meet our forecasts or industry analysts’ projections; or we may be the subject of litigation, each of which would likely harm our financial results and may result in a decline in the price of our common stock.

8.	We note that your Chief Executive Officer and Chief Financial Officer certified, in their Rule 13a-14(a) certifications, that based on their knowledge, “the financial statements, and other financial information included in [your filings], fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in [your reports].” Given the material weakness discussed in your disclosure, disclose why you believe that the financial statements for the fiscal period covered by your reports “fairly present in all material respects the financial condition, results of operations and cash flows of the registrant.” In this regard, describe the “additional analyses and other post-closing procedures to ensure our consolidated financial statements were prepared in accordance with generally accepted accounting principles.” Similar disclosure should be included in your periodic report for the period ended March 31, 2006.

The Company supplementally advises the Staff that management believes that such financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of the dates or for the periods presented. The Company supplementally advises the Staff that in order to make that determination, management instituted additional analyses that enabled it to perform substantive based audit procedures in light of the identified material weaknesses. These included detailed reviews by the Corporate Controller and/or the Chief Financial Officer of (i) all significant revenue transactions, (ii) aged receivables to determine collectibility, (iii) invoices received after the end of period to ensure that accruals were appropriate, and (iv) analyses and/or reconciliations of all material balance sheet and statement of operations accounts. As a result of these additional measures, the Company’s Chief Executive Officer and Chief Financial Officer do not believe that the material weaknesses interfered with its ability to make this conclusion regarding the Company’s financial statements.

The Company does not believe that amending the 10-Q for the quarter ended March 31, 2006 is necessary for the protection of investors, because the Company does not believe that the additional data is material. However, in future filings, the Company will include this additional detail, if applicable.

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July 19, 2006

9.	You disclose under “Changes in Internal Control Over Financial Reporting” that “[d]uring fiscal 2005 [you] undertook several initiatives to improve the internal control structure of the company. In light of requirement that you report the changes made in SumTotal’s internal control over financial reporting that occurred during the last fiscal quarter, please disclose more specific information regarding the changes to SumTotal’s internal control over financial reporting made in the quarter ended December 31, 2005. Similar revisions should be made to the disclosure located in your Form 10-Q for the period ended March 31, 2006.

The Company respectfully advises the Staff that given the level of disclosure already provided in the 10-K regarding initiatives implemented to remediate the material weaknesses described in the annual report on Form 10-K for the year ended December 31, 2004, the Company does not believe that it is useful at this point for the protection of investors to identify with particularity which of those initiatives were implemented during the fourth quarter of fiscal 2005, since they have now been in effect for all of the current fiscal year. In future filings, the Company will identify with particularity which changes in internal control over financial reporting were implemented during the period for which the report is filed. The Company believes that it has already adequately disclosed the changes in internal control over financial reporting that occurred during the first quarter of fiscal 2006 in the 10-Q.

Additionally, at the Staff’s request, this letter constitutes a written statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

July 19, 2006

Please direct your questions or comments regarding the Company’s responses to the undersigned at (650) 565-3522. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Katharine A. Martin
Katharine A. Martin

cc:	Erika Rottenberg, Esq.
Neil Laird, Chief Financial Officer